SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

GOLD STANDARD MINING CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

38073F 108

(CUSIP Number)

Aikaterini Zernou

Zefeirou 35

Voula, Athens, 1633, Greece

Copies to:

Kenneth Eade

General Counsel, Gold Standard Mining Corp.

6399 Wilshire Blvd. suite 507

Los Angeles, CA  90048

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38073F 108	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON Aikaterini Zernou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 38,450,000 (See Item 5)
8 SHARED VOTING POWER 0 (See Item 5)
9 SOLE DISPOSITIVE POWER 38,450,000 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,450,000 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.97% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Gold Standard Mining Corp., a Nevada corporation (“GSM”). GSM’s principal executive offices are located at 6399 Wilshire Blvd. Los Angeles, California 90048. GSM’s telephone number at such address is (323 782-0602.

Item 2.	Identity and Background.

This Statement is filed by Aikaterini Zernou. (“Zernou”) (the “Reporting Person”).

Zernou, an individual and citizen of the United States, resides at Zefeirou 35, Voula, Athens, Greece.  Zernou’s present principal occupation is as an Independent Financial Consultant.

During the last five years, Zernou has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 30, 2010, Gold Standard Mining Corp. (the “Company”) issued 38,450,000 shares of its common stock to Aikaterini Zernou, in exchange for a wound healing formula.

The foregoing description of the transaction does not purport to be complete and are qualified in their entirety by reference to the Company’s  filings with the Securities and Exchange Commission. which are  incorporated herein by reference.

Item 4.	Purpose of the Transaction.

The purpose of the transaction was to acquire an interest in the Company.

Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

Immediately prior to the transaction, on June 30, 2010, Zernou was not a shareholder of the issuer. Subsequent to the issuance of the Shares herein described, Zernou is the owner of 38,450,000 shares of the issuer, representing approximately 18.97% of the outstanding shares of the issuer.

(b)

The total shares as to which there is sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, is 38,450,000 shares.

(c)

During the past sixty days,  Zernou did not effect any transactions in Company securities.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference. Except as disclosed in this Statement, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to the Shares.

Item 7.	Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Aikaterini Zernou
Aikaterini Zernou

Date: June 30, 2010